Exhibit (a)(5)(b)

Julie Brown 0 • 3rd+ + Follow • • •Chief Financial Officer and Executive Director, GSK 2h • ~#News for # investors and #media GSK has announced that we have entered an agreement to acquire Nuvalent, a clinical-stage precision oncology company. This is a multi-product oncology deal aligned to our strategy of investing in validated, differentiated science and it accelerates GSK’s entry into lung cancer and establishes a platform for growth. The deal includes late-stage therapies targeting key gaps in current care—both lead assets are under FDA review, with potential approvals expected in H2 this year. This is a significant, strategy-led step to strengthen GSK’s oncology portfolio and deliver innovation for patients. I want to thank all my colleagues in Finance and across GSK who have worked so tirelessly on this deal. Nuvalent acquisition will drive growth and accelerate R&D • Clinically vahdated precision oncology assets to strengthen ond complement our oncology portfolio • Two teod assets which address Nu,1alent significant tung cancer markets with large unmet medical need • FDA Breakthrough Therapy & Oeol Accretive to Tronsocbon Orphan Drug Des1gnobons cons1de<ot10n EPSln expected to close received for both assets $10.6bn 2029 03 2026 e 1, 2 repostsReact ions—~ +63 •• 0 ..., 0